06037365

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2005

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from __________ to __________

Commission file number: 001-31565

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

New York Community Bancorp, Inc. Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, NY 11590

REQUIRED INFORMATION

Item 1-3. The New York Community Bancorp, Inc. Employee Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibit:

Exhibit 23.1 Consent of KPMG LLP

FINANCIAL STATEMENTS

KPMG

NEW YORK COMMUNITY BANCORP, INC.
EMPLOYEE SAVINGS PLAN

(FORMERLY NAMED THE NEW YORK COMMUNITY BANK EMPLOYEE SAVINGS PLAN)

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

NEW YORK COMMUNITY BANCORP, INC. EMPLOYEE SAVINGS PLAN
(FORMERLY NAMED THE NEW YORK COMMUNITY BANK EMPLOYEE SAVINGS PLAN)

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

Table of Contents

* Schedules required by Form 5500, which are not applicable, have not been included.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Pension Committee
New York Community Bancorp, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the New York Community Bancorp, Inc. Employee Savings Plan (formerly named the New York Community Bank Employee Savings Plan) (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 20, 2006

NEW YORK COMMUNITY BANCORP INC. EMPLOYEE SAVINGS PLAN
(FORMERLY NAMED THE NEW YORK COMMUNITY BANK EMPLOYEE SAVINGS PLAN)

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

		2005	2004
Assets:			
Investments, at fair value (note 3):			
Common stock fund of employer	$	64,208,433	75,197,399
Mutual funds and collective trust funds		25,876,269	23,393,793
Cash and cash equivalents		105,047	203,027
Participant loans		2,442,878	2,542,923
Total investments		92,632,627	101,337,142
Accrued Income		4,684	—
Net assets available for plan benefits	$	92,637,311	101,337,142

See accompanying notes to financial statements.

NEW YORK COMMUNITY BANCORP INC. EMPLOYEE SAVINGS PLAN
(FORMERLY NAMED THE NEW YORK COMMUNITY BANK SAVINGS PLAN)
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2005 and 2004

	2005	2004
Additions to (reductions from) net assets attributed to:		
Investment income:		
Net depreciation in fair value of investments (note 3)	$ (13,541,278)	(33,129,871)
Dividends	3,828,143	3,434,878
Interest	123,473	110,174
Total investment loss	(9,589,662)	(29,584,819)
Participant contributions	3,328,773	3,851,316
Rollovers contributions	10,590,991	1,558,714
Total additions	4,330,102	(24,174,789)
Deductions from net assets attributed to:		
Benefits paid to participants	13,339,405	9,206,295
Administrative expenses	35,323	11,309
Total deductions	13,374,728	9,217,604
Net decrease before transfers	(9,044,626)	(33,392,393)
Transfers-in (note (1a)):		
Roslyn Savings Bank Employee Stock Ownership Plan	344,795	—
Roslyn Savings Bank 401(k) Savings Plan	—	47,505,127
Queens County Savings Bank Incentive Savings Plan	—	422
Net assets available for plan benefits at:		
Beginning of year	101,337,142	87,223,986
End of year	$ 92,637,311	101,337,142

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of the New York Community Bancorp, Inc. Employee Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

(a) General

The Plan is a defined contribution plan sponsored by New York Community Bancorp, Inc. (the Bank or Plan Sponsor). The Plan provides for benefits for eligible employees of the Bank, New York Community Bank, New York Commercial Bank, the former Roslyn Savings Bank, the former Richmond County Savings Bank, the former CFS Bank and the former Queens County Savings Bank. The Plan is administered by RSGroup Trust Company (RTC or the Trustee). The Plan provides retirement benefits for the employees of the Bank and is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The assets of all participants are held in the Plan and are collectively invested and reinvested by the Trustee.

Effective March 29, 2004, the net assets of the Roslyn Savings Bank 401(k) Savings Plan were transferred and merged into the Plan.

On December 30, 2005, the Plan was amended and New York Community Bancorp, Inc. became the Sponsor of the Plan. The name of the Plan was changed to New York Community Bancorp, Inc. Employee Savings Plan. On December 30, 2005 the New York Community Bank and New York Commercial Bank, both wholly owned subsidiaries of New York Community Bancorp, Inc. adopted the New York Community Bancorp, Inc. Employee Savings Plan.

(b) Eligibility

Any salaried full-time employee who reaches the age of 21 and who is not covered by a collective bargaining agreement shall be eligible to participate upon completion of one year of eligibility service, as defined.

(c) Contributions

Participants may authorize the Bank to reduce their pre-tax compensation each pay period by 1% to 25% and to contribute those amounts to the Plan, subject to the maximum dollar limitations of the Internal Revenue Code. The Bank may make matching and special contributions on a discretionary basis. No employer contributions were made in 2005 and 2004.

Employees, whether or not Plan participants, may make rollover contributions to the Plan.

As a result of the October 31, 2003 merger of Roslyn Bancorp, Inc. with and into the New York Community Bancorp, Inc., on March 29, 2004, the Roslyn Savings Bank 401(k) Savings Plan was merged into the Plan. Investment assets in the amount of $46,717,749 and participant loan balances of $787,378 were transferred from the Roslyn Savings Bank 401(k) Savings Plan to the Plan. A residual amount of $422 due to outstanding checks to the plan participants was transferred from the prior trustee of the Queens County Savings Bank Employee Savings Plan.

On October 31, 2003, Roslyn Bancorp, Inc. merged with and into New York Community Bancorp, Inc. As a result of the merger, the Roslyn Savings Bank Employee Savings Plan ("ESOP") was terminated. During the 2005 plan year, participants of the Roslyn ESOP who are active employees of New York Community Bank were eligible to rollover their Roslyn ESOP account into the New York Community Bank Employee Savings Plan. During 2005 participants of the Roslyn Employee Stock Ownership Plan participants elected to rollover assets totaling $9,493,835 into the Plan, this amount was included as a rollover contribution. In addition there was a transfer of $344,795 from the Roslyn ESOP that was not participant directed, this amount is included as a transfer-in to the Plan.

(d) *Investment Options*

The Plan assets are held in a RTC trust established under the Plan. Participants are allowed to invest in one or more of the investment options. The RTC trust consists of two groups of investment funds – the fixed-income funds, which are invested in fixed income investments with limited equity holdings, and the equity funds, which permit a higher percentage of funds to be invested in common stocks. As of December 31, 2005, the Plan's investments consisted of thirteen investment funds and the two Common Stock Funds, which invests in the common stock of New York Community Bancorp, Inc. (the New York Community Bank).

(e) *Participant Accounts*

Separate accounts are maintained for each participant to accumulate values resulting from the Bank participant, and rollover contributions. Participants' accounts are credited with contributions made on their behalf in accordance with participant salary deduction arrangements, employer contributions (if any), and Plan earnings. Plan earnings and losses are allocated based on account balances and investment options, which the participant chooses.

(f) *Vesting*

Participants are fully vested in their accrued benefits in all accounts, other than their employer matching accounts, at all times and such accrued benefits are nonforfeitable at all times. Effective January 1, 2002, employer matching contributions become vested and nonforfeitable as follows:

(f) ***Vesting***

Participants are fully vested in their accrued benefits in all accounts, other than their employer matching accounts, at all times and such accrued benefits are nonforfeitable at all times. Effective January 1, 2002, employer matching contributions become vested and nonforfeitable as follows:

Years of service	Vested percentage
Less than 1 year	0%
1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years and thereafter	100%

If the participant is not 100% vested and leaves the employer for any reason other than retirement, disability, or death, the portion of matching contributions and discretionary employer contributions, if any, and earnings thereon which are not vested will be forfeited. At December 31, 2005 and 2004, forfeitures of $10,430 and $18,511 were available to reduce Employer contributions or defray Plan expenses in the future.

(g) ***Participant Loans***

Participants may borrow from their account balance up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Any loan must be repaid within five years. If the loan is made for the purpose of purchase or construction of the primary residence of the participant, then such loan may be repaid over a period not exceeding thirty years. The loans are secured by the balance in the participant's account and bear the prime rate of interest on the first day of the month in which the loan was made and fixed for the life of the loan.

At December 31, 2005 and 2004, participant loans had interest rates ranging from 1.50% to 9.00% and 1.50% to 10.50%, respectively, and terms of maturity ranging from 6 months to 30 years at both dates.

(h) ***Payment of Benefits***

Benefit payments begin at the participant's election after he or she ceases to be an employee due to disability, retirement, or other termination of employment or death. Under the Plan's provisions, withdrawals of funds other than at disability, retirement, or other termination of employment or death will be permitted subject to certain limitations, as defined. Participants may elect to receive benefits from several options available as set forth in the Plan.

Effective January 1, 2002, participants may elect to have allocated cash dividends declared on the employer common stock fund and received by the Trustee distributed in cash or elect to reinvest the dividends.

An employee's participation in the Plan shall terminate on the date of death, the date of retirement, or the date employment is terminated because of disability or other reasons.

(2) Summary of Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual method of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

(c) Investment Valuation and Income Recognition

Investments consist of unit shares of funds offered by RTC, other mutual fund companies, and the Employer Stock Fund, which invests in common stock of the New York Community Bancorp, Inc.. Valuation of these shares by the RTC is based on the underlying value of net assets of each fund.

Participant loan receivables are valued at cost (outstanding principal balances), which approximates fair value.

Investment transactions within each fund are recorded on a trade date basis. Dividend income is recognized on the ex-dividend date; interest income is recognized on the accrual basis.

(d) Payment of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

(e) Administrative Expenses

Unless paid by the Plan, all administrative expenses of the Plan are paid by the Employer, except expenses directly related to the managing of each fund (such as investment management fees, commissions, and other transaction costs) which are charged against the assets of the applicable fund to which such expenses directly relate.

(3) Investments

Investments in the Plan as of December 31, 2005 and 2004 are as follows:

		December 31			
		2005		2004	
Common Stock Fund of Employer:					
New York Community Bancorp, Inc.	$	64,208,433	*	75,197,399	*
Mutual Funds and Collective Trust Funds:					
RSI Retirement Trust Actively Managed Bond Fund		2,246,403		2,002,079	
RSI Retirement Trust Intermediate Term Bond Fund		691,261		507,996	
RSI Retirement Trust Value Equity Fund		2,817,520		2,544,051	
RSI Retirement Trust Core Equity Fund		2,350,157		2,647,187	
RSI Retirement Trust Emerging Growth Equity Fund		1,230,050		1,132,992	
Retirement Systems Group Trust Co. Stable Value Fund		7,452,491	*	8,106,748	*
Retirement Systems Group Trust Co. Asset Allocation Model I		348,091		282,669	
Retirement Systems Group Trust Co. Asset Allocation Model II		562,013		427,509	
Retirement Systems Group Trust Co. Asset Allocation Model III		252,814		122,144	
Alger Midcap Growth Retirement Portfolio		1,667,818		814,639	
American Century International Growth Fund		838,209		179,318	
Fidelity Puritan TR Low Price Stock Fund		1,406,035		1,448,809	
John Hancock Large Cap Select A Fund		1,566,336		1,334,162	
State Street Global Advisors S&P Index Fund		2,447,071		1,843,490	
		25,876,269		23,393,793	
Cash and Cash Equivalents					
Principal Cash		54,942		100,973	
Miscellaneous Cash Equivalents		50,105		102,054	
		105,047		203,027	
Participant Loans		2,442,878		2,542,923	
Total Investments	$	92,632,627		101,337,142	

* Represents 5% or more of the fair value of total assets at December 31, 2005 and 2004.

(Continued)

During 2005 and 2004, the Plan's investments (including gains or losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

		2005	2004
Common Stock Fund of Employer	$	(14,728,501)	(34,410,729)
Mutual funds and collective trust funds		1,187,223	1,280,858
Net depreciation in fair value of investments	$	(13,541,278)	(33,129,871)

(4) Risks and Uncertainties

The Plan offers a number of investment options including common stock of New York Community Bancorp, Inc. and a variety of investment funds, some of which are mutual funds. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts, reported in the statements of net assets available for plan benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across various participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the common stock fund of the Employer, which invests in a single security, the common stock of New York Community Bancorp, Inc.

At December 31, 2005, and 2004 approximately 69% and 74% of the Plan's net assets were invested in the common stock fund of Employer, respectively. The underlying value of the common stock is entirely dependent upon the performance of the Employer and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of the New York Community Bancorp, Inc. common stock in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

(5) Related Party Transactions (Parties-in-Interest)

Certain investments of the Plan are managed or sponsored by Retirement System Group, Inc. Retirement System Group, Inc. is the custodian and recordkeeper as defined by the Plan. The Plan invests in the common stock of the Plan Sponsor. These transactions qualify as parties-in-interest.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor. Alternately, mutual fund operation expenses are paid from a fund's assets and are reflected in the fund's share/unit price and dividends.

(Continued)

(6) Income Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated January 16, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Plan Termination

Although it has not expressed any intent to do so, the New York Community Bancorp, Inc. reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participant become 100% vested in all matching contributions.

(8) Subsequent Events

On December 30, 2005, Long Island Financial Corp., parent company of Long Island Commercial Bank, merged with and into New York Community Bancorp, Inc. Effective December 31, 2005, Long Island Commercial Bank 401(k) Plan was frozen. As a result of the merger, participants of the Long Island Commercial Bank 401(k) Plan became eligible to participate in the New York Community Bancorp, Inc. Employee Savings Plan (formerly named the New York Community Bank Employee Savings Plan) on January 1, 2006. On May 24, 2006 the Long Island Commercial Bank 401(k) Plan was merged into the New York Community Bancorp, Inc. Employee Savings Plan (formerly named the New York Community Bank Employee Savings Plan).

On April 28, 2006, Atlantic Bank of New York was merged with and into New York Community Bancorp, Inc. Effective June 30, 2006, the Atlantic Bank of New York 401(k) Plan will be frozen. As a result of the merger, participants of the Atlantic Bank of New York 401(k) Plan will be eligible to participate in the New York Community Bancorp, Inc. Employee Savings Plan on July 1, 2006. The Atlantic Bank of New York 401(k) Plan will be merged into the New York Community Bancorp, Inc. Employee Savings Plan (formerly named the New York Community Bank Employee Savings Plan) at a later date.

Supplemental Schedule

NEW YORK COMMUNITY BANCORP INC. EMPLOYEE SAVINGS PLAN
FORMERLY NAMED THE NEW YORK COMMUNITY BANK EMPLOYEE SAVINGS PLAN)

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2005

	Identity of issue	Description of investment	Number of Shares/Units		Current Value
	Common Stock Fund of Employer				
*	New York Community Bancorp, Inc.	Common Stock Fund	3,886,709	$	64,208,433
	Mutual Funds and Collective Trust Funds				
*	RSI Retirement Trust	Actively Managed Bond Fund	42,083		2,246,403
*	RSI Retirement Trust	Intermediate Term Bond Fund	15,520		691,261
*	RSI Retirement Trust	Value Equity Fund	27,712		2,817,520
*	RSI Retirement Trust	Core Equity Fund	26,496		2,350,157
*	RSI Retirement Trust	Emerging Growth Equity Fund	14,610		1,230,050
*	Retirement Systems Group Trust Co.	Stable Value Fund	218,561		7,452,491
*	Retirement Systems Group Trust Co.	Asset Allocation Model I	25,850		348,091
*	Retirement Systems Group Trust Co.	Asset Allocation Model II	42,374		562,013
*	Retirement Systems Group Trust Co.	Asset Allocation Model III	19,437		252,814
	Alger	Midcap Growth Retirement Portfolio	99,750		1,667,818
	American Century	International Growth Fund	83,073		838,209
	Fidelity	Puritan TR Low Price Stock Fund	34,428		1,406,035
	John Hancock	Large Cap Select A Fund	88,996		1,566,336
	State Street Global Advisors	S&P Index Fund	119,079		2,447,071
					25,876,269
	Cash and Cash Equivalents				
	Principal Cash	Cash			54,942
*	Miscallaneous Cash Equivalents	Cash equivalents	50,105		50,105
					105,047
*	**Participant Loans**	427 loans to participants with interest rates of 1.50 % to 9.00% with maturities up to 30 years			2,442,878
				$	92,632,627

* Parties-in-interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2006

New York Community Bancorp, Inc.
Employee Savings Plan

By: Bernard A. Terlizzi

Bernard A. Terlizzi
Plan Administrator

00278102.DOC

Exhibit 23.1

Consent of KPMG LLP

KPMG LLP
345 Park Avenue
New York, NY 10154

Consent of Independent Registered Public Accounting Firm

The Pension Committee
New York Community Bancorp, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-105901) on Form S-8 of New York Community Bancorp, Inc. of our report dated June 20, 2006, with respect to the financial statements of New York Community Bancorp, Inc. Employee Savings Plan (formerly named the New York Community Bank Employee Savings Plan) as of and for the years ended December 31, 2005 and 2004, and the related supplemental schedule, which report appears in the December 31, 2005, annual report on Form 11-K of New York Community Bancorp, Inc.

KPMG LLP

New York, New York
June 26, 2006